December 23, 2013

VIA EDGAR SUBMISSION

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Points International Ltd.
Form 40-F for the Fiscal Year-Ended December 31, 2012
Filed March 6, 2013
File No. 001-35078

Dear Mr. Gilmore,

We are in receipt of your comment letter dated December 20, 2013 regarding Points International Ltd.’s Form 40-F for the fiscal year ended December 31, 2012. As discussed with Mr. David Edgar, we are requesting an extension to respond due to time constraints associated with our fiscal year end. We intend to submit our response letter by January 31, 2014.

Very truly yours,

/s/ Anthony Lam

Anthony Lam
Chief Financial Officer

171 John Street, 5th Floor, Toronto, ON M5T 1X3 | T: 416.596.6370 | F: 416.595.6444 • www.points.com